Exhibit 99.2

ProQR Announces Second Quarter 2022 Operating and Financial Results

●	ProQR is accelerating the development of its Axiomer® RNA base-editing technology platform across multiple therapeutic areas and will provide an update on first targets in H2 2022
●	Company plans to discuss findings from sepofarsen Illuminate trial with regulators and provide an update in Q3/early Q4; Enrollment is ongoing in Sirius, a Phase 2/3 trial of ultevursen (QR-421a), for USH2A-mediated Usher syndrome and retinitis pigmentosa
●	Cash runway into 2025

LEIDEN, Netherlands & CAMBRIDGE, Mass., August 4, 2022 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies, today reported its financial and operating results for the second quarter ended June 30, 2022, and provided a business update.

Business Operations and Program Updates

Program updates:

●	In Q3, the Company plans to engage with the EMA and FDA to discuss these data from the Illuminate trial. Following this interaction, ProQR will share an update in Q3 or early Q4, depending on timing of regulatory meetings.
●	The Company plans to discuss the regulatory path for ultevursen with the EMA and FDA. Enrollment is ongoing in Sirius, a Phase 2/3 trial of ultevursen (QR-421a), for USH2A-mediated Usher syndrome and retinitis pigmentosa.
●	ProQR is accelerating the development of its Axiomer RNA editing platform and pipeline activities, including focusing on initially liver and CNS therapeutic areas, which have strong alignment with ProQR’s oligonucleotide delivery approaches. The Company will present further non-clinical data for Axiomer and announce its internal development targets in H2 2022.
●	In May, the Company presented its proprietary RNA base-editing Axiomer technology at the Oligonucleotide and Peptide Therapeutics conference (TIDES USA).

Business updates:

In conjunction with the Annual General Meeting held in June, ProQR announced several leadership updates.

●	René Beukema has joined the management team as Chief Corporate Development Officer and General Counsel and was elected to the Management Board.
●	Gerard Platenburg has assumed the Chief Scientific Officer role, with leadership oversight of the Axiomer RNA-editing platform technology
●	John Maraganore, PhD, former Founding CEO of Alnylam Pharmaceuticals, extended his commitment as a strategic advisor to the Supervisory Board.
●	Smital Shah, Chief Business and Financial Officer, will leave the Company as part of a planned transition at the end of 2022. A search has been initiated for a new Chief Financial Officer.

Financial Highlights

On June 30, 2022, ProQR held cash and cash equivalents of €156.4 million, compared to €187.5 million on December 31, 2021. Net cash used in operating activities during the three-month period ended June 30, 2022 was €14.8 million, compared to €10.0 million for the same period last year.

Research and development costs were €11.4 million for the quarter ended June 30, 2022 compared to €9.7 million for the same period last year.

General and administrative costs were €5.4 million for the quarter ended June 30, 2022 compared to €4.1 million for the quarter ended June 30, 2021.

Net loss for the three-month period ended June 30, 2022 was €14.7 million, or €0.21 per diluted share, compared to €15.8 million, or €0.24 per diluted share, for the same period last year. For further financial information for the period ending June 30, 2022, please refer to the financial statements appearing at the end of this release.

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the c.2991+1655A>G (p.Cys998X) mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About Sepofarsen

Sepofarsen (QR-110) is an investigational RNA therapy designed to restore vision in Leber congenital amaurosis 10 due to the c.2991+1655A>G mutation (p.Cys998X) in the CEP290 gene. The mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher syndrome type 2a and retinitis pigmentosa

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2a are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2a and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About ultevursen

Ultevursen (formerly QR-421a) is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2a and non-syndromic retinitis pigmentosa due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. Ultevursen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About Axiomer® technology

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which can direct the change of an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for genetic diseases. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our product candidates, including sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding ultevursen (QR-421a) and the clinical development and therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, the potential of our technologies and platforms (including Axiomer®), our other programs and business operations, our current and planned partnerships and collaborators and the intended benefits thereof, our planned interactions with regulatory authorities relating to our programs, our updated strategic plans and the intended benefits thereof, and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the ongoing COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for later data to alter initial and preliminary results of early-stage clinical trials, including as a result of differences in the trial designs and protocols across different trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the outcomes of our planned interactions with regulatory authorities; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; the possibility that we will not be able to regain compliance with Nasdaq’s Minimum Bid Price Requirement, secure a second period of 180 days to regain compliance, or maintain compliance with any of the other Nasdaq continued listing requirements. general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the ongoing COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Robert Stanislaro

FTI Consulting

T: +1 212 850 5657
robert.stanislaro@fticonsulting.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2022	2021
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	156,402	187,524
Prepayments and other receivables	4,159	3,404
Other taxes	498	555

Total current assets	161,059	191,483

Property, plant and equipment	17,373	17,467
Investments in associates	—	8
Investments in financial assets	621	621

Total assets	179,053	209,579

Equity and liabilities
Equity
Equity attributable to owners of the Company	87,369	113,833
Non-controlling interests	(395)	(604)
Total equity	86,974	113,229

Current liabilities
Borrowings	7,214	4,771
Lease liabilities	1,378	1,534
Derivative financial instruments	228	3,995
Trade payables	767	191
Current income tax liability	—	—
Social securities and other taxes	1,195	1,230
Deferred income	6,824	5,115
Other current liabilities	9,533	10,760

Total current liabilities	27,139	27,596

Borrowings	37,777	39,319
Lease liabilities	14,563	14,748
Deferred income	12,600	14,687

Total liabilities	92,079	96,350

Total equity and liabilities	179,053	209,579

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Six month period
	ended June 30,		ended June 30,
	2022	2021	2022	2021
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Revenue	1,025	243	2,259	243

Other income	99	411	200	552

Research and development costs	(11,449)	(9,735)	(24,816)	(18,640)
General and administrative costs	(5,412)	(4,122)	(10,320)	(7,461)
Total operating costs	(16,861)	(13,857)	(35,136)	(26,101)

Operating result	(15,737)	(13,203)	(32,677)	(25,306)
Finance income and expense	(119)	(2,464)	(1,378)	(2,757)
Results related to associates	—	—	(8)	—
Gain on disposal of associate	—	—	—	514
Gain on derecognition of financial liabilities	1,144	—	1,144	—
Results related to financial liabilities measured at fair value through profit or loss	62	(33)	3,826	(762)

Result before corporate income taxes	(14,650)	(15,700)	(29,093)	(28,311)
Income taxes	(20)	(53)	(27)	(60)

Result for the period	(14,670)	(15,753)	(29,120)	(28,371)
Other comprehensive income (foreign exchange differences on foreign operation)	689	(141)	911	255

Total comprehensive income	(13,981)	(15,894)	(28,209)	(28,116)

Result attributable to
Owners of the Company	(14,887)	(15,746)	(29,329)	(28,353)
Non-controlling interests	217	(7)	209	(18)
	(14,670)	(15,753)	(29,120)	(28,371)
Total comprehensive income attributable to
Owners of the Company	(14,198)	(15,887)	(28,418)	(28,098)
Non-controlling interests	217	(7)	209	(18)
	(13,981)	(15,894)	(28,209)	(28,116)

Share information
Weighted average number of shares outstanding[1]	71,362,088	66,147,153	71,359,642	58,521,508

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.21)	(0.24)	(0.41)	(0.48)
Diluted loss per share[1]	(0.21)	(0.24)	(0.41)	(0.48)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(28,353)	(28,353)	(18)	(28,371)
Other comprehensive income	—	—	—	—	—	255	—	255	—	255
Recognition of share-based payments	112,657	5	382	2,719	—	—	—	3,106	—	3,106
Issuance of ordinary shares	16,508,475	660	84,594	—	—	—	—	85,254	—	85,254
Treasury shares transferred	(127,303)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(160)	—	—	160	—	—	—
Share options exercised	243,189	—	753	(541)	—	—	541	753	—	753

Balance at June 30, 2021	70,868,571	2,830	374,486	25,843	280	66	(285,399)	118,106	(563)	117,543

Balance at January 1, 2022	74,865,381	2,995	398,309	28,443	1,426	430	(317,770)	113,833	(604)	113,229
Result for the period	—	—	—	—	—	—	(29,329)	(29,329)	209	(29,120)
Other comprehensive income	—	—	—	—	—	911	—	911	—	911
Recognition of share-based payments	—	—	—	1,921	—	—	—	1,921	—	1,921
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(71,283)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(380)	—	—	380	—	—	—
Share options exercised / RSUs vested	71,283	—	33	(256)	—	—	256	33	—	33

Balance at June 30, 2022	74,865,381	2,995	398,342	29,728	1,426	1,341	(346,463)	87,369	(395)	86,974

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Six month period
	ended June 30,		ended June 30,

	2022	2021	2022	2021
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(14,670)	(15,753)	(29,120)	(28,371)
Adjustments for:
— Depreciation	591	602	1,161	1,233
— Share-based compensation	738	1,471	1,921	2,719
— Financial income and expenses	120	2,464	1,378	2,757
— Results related to associates	—	—	8	—
— Gain on disposal of associate	—	—	—	(514)
— Results related to financial liabilities measured at fair value through profit or loss	(62)	33	(3,826)	762
— Gain on derecognition of financial liabilities	(1,144)	—	(1,144)	—
— Income tax expenses	20	53	27	60

Changes in working capital	820	1,774	(3,234)	822
Cash used in operations	(13,587)	(9,356)	(32,829)	(20,532)

Corporate income tax paid	(20)	(53)	(27)	(60)
Interest received	—	5	—	5
Interest paid	(1,237)	(575)	(2,455)	(1,153)

Net cash used in operating activities	(14,844)	(9,979)	(35,311)	(21,740)

Cash flow from investing activities
Purchases of property, plant and equipment	(231)	(52)	(475)	(84)

Net cash used in investing activities	(231)	(52)	(475)	(84)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	82,601	—	85,254
Proceeds from exercise of share options	—	185	33	753
Proceeds from borrowings	—	569	—	569
Proceeds from convertible loans	—	—	—	—
Repayment of lease liability	(357)	(14)	(933)	(250)

Net cash (used in)/generated by financing activities	(357)	83,341	(900)	86,326

Net increase (decrease) in cash and cash equivalents	(15,432)	73,310	(36,686)	64,502

Currency effect cash and cash equivalents	4,222	(1,746)	5,564	(898)
Cash and cash equivalents, at beginning of the period	167,612	67,878	187,524	75,838

Cash and cash equivalents at the end of the period	156,402	139,442	156,402	139,442